SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 23, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.
CORPORATE TAXPAYER REGISTRATION 76.535.764/0001 -43
BOARD OF TRADE 53.3.0000622 -9
PUBLICLY HELD COMPANY

BRASIL TELECOM S.A. ANNOUNCES TARIFF READJUSTMENT

BRASIL TELECOM S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) informs that, as described in the terms of the Concession Contracts and authorized by Anatel, it has readjusted its tariffs for the Local Service and Domestic Long Distance (DLD) Plans, as well as the Alternative Plan for the Obligatory Offer of Local Service (“Plano Alternativo de Serviço de Oferta Obrigatória na modalidade Local – PASOO”). The average readjustment applied will be of 3.011%, made up of the variation of the IST (telecommunications index) from May/07 to May/08, deducted from the productivity factor in the same period.

Presented below are the readjustment percentage for each item of the Local Service and DLD Plans, as well as for the tariffs of Network Usage (TU-RL and TU-RIU), for Brasil Telecom, which will become effective on July 24, 2008.

Table 1: Local Service

Local Service	Readjustment
applied

Installation Fee	3.011%
Residential Monthly Fee	3.011%
Non-Residential Monthly Fee	3.028%
PBX Monthly Fee	3.032%
Local Minute	3.011%
Address Change	3.011%
Public Telephone Credit	2.532%

Local Basket	3.011%

Table 2: Domestic Long Distance Service

DLD Service[1]		Readjustment Percentage
	Normal	Differentiated	Reduced	Super Reduced

D1	-1.478%	-1.483%	-1.462%	-1.328%
D2	-8.900%	3.481%	-1.475%	-1.458%
D3	5.143%	4.592%	-1.289%	-1.467%
D4	5.573%	5.335%	3.579%	-1.417%

[1]The average readjustment for DLD was 3.011%

Table 3: Network Usage

Network Usage	Readjustment applied

TU-RL	3.011%
TU_RIU	4.910%

Brasília, July 23, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.